Cab-Tive Advertising, Inc.
1800 Century Park East, Suite 600
Los Angeles, CA 90067

November 5, 2007

United States Securities & Exchange Commission	Via Fax & Fed-Ex
Mail Stop 3720
Kyle Moffatt c/o Michael Henderson
450 Fifth Street, NW
Washington D.C. 20549

RE:   Cab-Tive Advertising, Inc. Form 8-K; Filed November 1, 2007 (File #333-138869)

Dear Mr. Moffatt:

I have received and reviewed your letter dated November 1, 2007 regarding Cab-Tive Advertising, Inc.’s (“Company”) Form 8-K filed November 1, 2007. In response, I have attached a redline revision for proposed changes to be made and filed as an amended Form 8-K/A. As your comments address Item 4.01 only, the only material changes to the Form 8-K will be in that disclosure section and therefore, I have only included that section of the proposed Form 8-K/A. I have also attached the letter from the Company’s former certifying accounting firm to be filed as Exhibit 16.1 to the Form 8-K/A. I believe I have covered the concerns addressed in your correspondence. Specifically, in regard to your comment #2 regarding any prior year accountant’s reports, I have revised our language to state the Company’s inception was September 21, 2006, therefore, I have not included any prior accountant’s reports.

The Company acknowledges that: i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, ii) SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chris Barsness
Chris Barsness, CFO

1800 Century Park East, Suite 600
Los Angeles, CA 90067
(310) 556-0025 (Office)
(310) 564-7611 (Fax)

CAB-TIVE ADVERTISING, INC.
Form 8-K/A As Revised

ITEM 4.01 Changes in Registrant’s Certifying Accountant.

(a) Effective on October 24, 2007, the Board of Directors of Cab-Tive dismissed Moore and Associates, Chartered as Cab-Tive’s independent registered public accounting firm.

The reports of Moore and Associates, Chartered on the financial statements of Cab-Tive, under the date of April 10, 2007, for inception on September 21, 2006 through the fiscal year ended December 31, 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except the 2006 report did contain an explanatory paragraph related to Cab-Tive’s ability to continue as a going concern.

During the fiscal year ended December 31, 2006 and through the interim periods from January 1, 2007 through October 24, 2007, there have been no disagreements with Moore and Associates, Chartered on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Moore and Associates, Chartered would have caused Moore and Associates, Chartered to make reference to such disagreement in its report on the financial statements for such years and period.

During the fiscal year ended December 31, 2006 and through the interim periods subsequent thereto, there have been no events requiring identification in response to Item 304(a)(1)(iv)(B) of Regulation S-B.

Cab-Tive has requested that Moore and Associates, Chartered furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is attached to this filing as Exhibit 16.1.

(b)  Effective as of October 25, 2007, the Board of Directors appointed PMB Helin Donovan, LLP as Cab-Tive’s independent registered public accounting firm and engaged PMB Helin Donovan, LLP to audit the financial statements of Cab-Tive for the fiscal year ended December 31, 2007. Cab-Tive has not consulted PMB Helin Donovan, LLP regarding: i) the application of new accounting principles to a specific or contemplated transaction, or ii) the type of audit opinion that might be rendered regarding any of Cab-Tive’s financial statements. In addition, Cab-Tive did not consult PMB Helin Donovan, LLP regarding any matters subject to disagreement or other required events identified under Item 304(a)(1)(iv) of Regulation S-B.

PMB Helin Donovan, LLP has been engaged as the independent auditors of Biogold Fuels since August 28, 2007.

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
 PCAOB REGISTERED

November 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Commissioners:

We have read the statements made by Cab-Tive Advertising, Inc. in Item 4.01 of its Form 8-K dated October 30, 2007 filed on November 5, 2007. We agree with the statements concerning our Firm in such Form 8-K. We are not in a position to agree or disagree with other statements of Cab-Tive Advertising Inc. contained therein.

Very truly yours,

Moore & Associates, Chartered
Las Vegas, NV

2675 S Jones Blvd, Ste 109, Las Vegas, NV 89146 (702)253-7511 Fax (702)253-7501